C$ unless otherwise stated For Immediate Release
August 6, 2009

Manulife Financial Corporation’s Second Quarter Earnings Increase to $1.77 Billion

• Solid performance reported across key business areas
• Additional progress in variable annuity hedging, rebalancing and de-risking product portfolio
• Capital position at satisfactory levels
• Given continued economic volatility, dividend reduced

TORONTO – Manulife Financial Corporation (“MFC”) today reported shareholders’ net income of $1,774 million for the second quarter ended June 30, 2009, compared to $1,008 million in the second quarter of 2008.  Fully diluted earnings per share was $1.09 compared to $0.66 in 2008.  The Manufacturers Life Insurance Company (“MLI”) reported an MCCSR ratio of 242 per cent as at June 30, 2009, up from 200 per cent last year.

Donald A. Guloien, President and Chief Executive Officer said, “We are pleased with the strong earnings, business growth and capital levels reflected in this quarter’s results. We reported solid performance in almost every area of our business, made progress in rebalancing our product mix, maintained strong asset quality and executed a number of very successful capital raises during and after the close of the quarter.”

He added, “While our capital position at the quarter’s end is at satisfactory levels, our capital planning must anticipate more conservative economic scenarios than we are currently experiencing and also provide more flexibility to respond to both risks and opportunities from a continued position of strength.  We therefore remain focused on achieving fortress levels of capital in all of our operating businesses, as well as at the consolidated Company.”

In a separate release today, the Board of Directors today announced its decision to reduce MFC’s  quarterly common dividend by 50 per cent to $0.13 per share, effective September 21, 2009. Donald A. Guloien stated, “While we recognize the importance of the cash dividend to many of our common shareholders, we believe that retaining more of our earnings is the most effective means of building capital, while still providing an attractive yield for our shareholders who will benefit as we deploy our capital for growth. We believe that companies that build fortress levels of capital will benefit their policyholders and shareholders and be recognized favourably by regulators and ratings agencies.”

The quarter’s earnings were primarily driven by the significant increase in global equity markets which resulted in non-cash gains of $2,622 million, of which $2,379 million related to segregated fund guarantees.  Partially offsetting these gains were the impact of lower corporate bond rates and, to a lesser extent, the continued pressure on credit.  The decline in interest rates and other fixed income related items resulted in non-cash charges of $1,116 million, primarily as a result of the lower investment returns assumed in the valuation of policy liabilities.  In addition, credit impairments totaled $109 million, other

Manulife Financial Corporation – 2009 Q2 Report

than temporary impairments (“OTTI”) on equity investments were $53 million and actuarial related charges for downgrades amounted to $106 million.  During the quarter the Company increased its tax related provisions on leveraged lease investments by $139 million and reported net charges for changes in actuarial methods and assumptions of $87 million.   Excluding the aforementioned items, earnings for the quarter totaled $776 million compared to $745 million a year ago.

“While the increase in equity markets in the quarter resulted in a release of a large amount of segregated fund guarantee reserves, lower corporate bond rates had a significant adverse impact on the quarter’s results.  Canadian actuarial practices require us to reflect the current investment returns on future cash flows in the valuation of our policy liabilities,” noted Michael W. Bell, Senior Executive Vice President and Chief Financial Officer.  “In addition, as noted in our June 19, 2009 press release, we continue to see emerging unfavourable experience for policyholder behaviour and other actuarial assumptions.  During the second quarter, we strengthened reserves for updated policyholder behavior assumptions related to partial withdrawals in the Japan variable annuity business.”

“We are currently reviewing other policyholder experience assumptions as well as assumptions for economic and investment factors.  We expect to complete our annual review of all actuarial assumptions in the third quarter, and our current expectation is that the updated assumptions will result in a material charge to earnings that will likely be recorded next quarter.  Although we have not completed our assessment nor have we reached any conclusions, the preliminary information indicates that the possible change in assumptions with respect to policyholder behavior for segregated fund guarantee products may result in a charge not to exceed $500 million. Changes in assumptions for other factors cannot be estimated at this time; however given the current economic conditions, they may result in an additional charge to earnings,” said Mr. Bell.

Chief Operating Officer John D. DesPrez III said, "We were pleased with our business growth this quarter. In addition to rebalancing and further de-risking our product mix, we reported strong performance in virtually all non-variable annuity lines of business including insurance, fixed products, banking products, mutual funds, institutional asset management and our group businesses. Total Company sales and new business embedded value showed improvement over the first quarter as market sentiment improved and hedging costs declined.  Although the current environment still has its challenges, it also presents significant opportunities for growth, and we remain focused on capitalizing on these opportunities.”

Premiums and deposits were $19.2 billion in the quarter, an increase of three per cent from the prior year.  Variable annuity and segregated fund deposits declined by $1.4 billion from the prior year, partly driven by the product changes discussed below.  This decline was offset by increased premiums from a growth of in-force insurance business and higher sales of fixed return wealth products.

New business embedded value (“NBEV”) in the second quarter of 2009 was $644 million, up 19 per cent from the prior quarter but down 23 per cent from the prior year.  Insurance NBEV was eight per cent higher than prior year levels driven by growth in Japan and US Long-Term Care while wealth NBEV was down 45 per cent reflecting hedging costs and lower variable wealth sales.

Total funds under management as at June 30, 2009 were $420.9 billion, an increase of five per cent over the prior year, as net policyholder cash flows of $19.5 billion and favourable currency movements more than offset the market value declines over the last twelve months.

Consistent with the review of its variable annuity product portfolio, the Company continued to implement changes to its product offerings, further rebalancing and de-risking its product mix.  Most notably, the Company introduced a new variable annuity product in the U.S. called AnnuityNote, which offers a more simplified design and has a more conservative risk profile.  In addition, certain products in Canada and Japan were discontinued.   With the global equity market rally in the quarter, the Company also took

Manulife Financial Corporation – 2009 Q2 Report

advantage of an opportunity to hedge an additional $3 billion of in-force variable annuity business.  Substantially all new variable annuity business in the U.S. and Canada continues to be hedged on an ongoing basis.

OPERATING HIGHLIGHTS

Insurance

•
Insurance sales for the quarter were up two per cent from prior year levels, but down eight per cent on a constant currency basis, where strong sales in Japan were offset by declines in the U.S. and Canada.

•
In the U.S., overall sales improved considerably over the prior quarter but were down from prior year levels.  Compared to prior year, Life sales were down 29 per cent and Long-Term Care sales were down ten per cent.  Life sales reflected a consumer trend to smaller policies and lower premium products; however, the sales environment has improved somewhat from the start of the year with the business experiencing strong new business applications and increasing sales.  During the quarter, John Hancock was named the sole carrier for the Federal Long Term Care Insurance Program, the largest employer-sponsored LTC insurance program in the U.S.

•
In Canada, overall sales were in line with prior year levels, with group benefits sales increasing eight per cent, offsetting a 13 per cent decline in individual life sales.  While individual sales were down largely due to strong whole life sales in the prior year, Group Benefit sales continued to be driven by growth in mid and large case accounts and distribution expansion.

•
In Asia, overall sales exceeded prior year levels by 24 per cent. Japan sales almost doubled prior year volumes, driven by the continued success of its new insurance offerings, while Hong Kong sales improved considerably over the first quarter of 2009.  During the quarter, new product offerings were introduced in Hong Kong and Manulife continued to expand its operations in China, where it received licensing approval to open a new branch in Shenyang, Liaoning province.

Wealth Management

•
Wealth sales for the quarter were down 11 per cent from prior year levels, or 19 per cent on a constant currency basis, as continued strong growth in fixed products in the U.S. and Canada was more than offset by declines in variable products across all geographies.  Variable annuity sales declined by 30 per cent compared to the second quarter of 2008 as a result of the Company’s risk management initiatives and weaker economic conditions.

•
In the U.S., wealth sales excluding variable annuity products increased by 16 per cent over the first quarter of 2009 and decreased 21 per cent versus prior year levels.  Sales in Fixed Products nearly doubled prior year levels, as equity market volatility and credit concerns prompted investors to seek fixed return products from top rated firms. The increase was more than offset by decreased volumes in the Wealth Asset Management segment, driven by weak economic conditions.

•
In Canada, sales excluding variable annuity products increased by 16 per cent over prior year levels as a result of volumes more than doubling in both individual fixed products and Group Savings and Retirement Solutions, with the latter driven by success in large case defined contribution sales.  This growth was partially offset by declines in mutual fund sales.

•	In Asia, sales excluding variable annuity products increased as a result of the acquisition of an asset management company in Taiwan in 2008.

•
MFC Global Investment Management (“GIM”) was selected as investment adviser for the MD Dividend Fund, representing a $1 billion mandate from MD Funds Management.  While not included in wealth sales metrics, this mandate reflects the confidence that was placed in MFC GIM’s strong investment management and servicing capabilities.   MFC GIM’s funds under management (“FUM”)

Manulife Financial Corporation – 2009 Q2 Report

reached a significant milestone when it surpassed the $100 billion mark, with $102 billion in FUM as at June 30, 2009 – an all-time high.

Corporate

•
During the quarter, the Company issued public securities for gross proceeds of $1,950 million which was primarily used to repay and refinance existing debt.  The securities included two separate issues of Medium Term Notes for $600 million and $1 billion and a preferred share issue for $350 million.  Both note issues constitute senior indebtedness, pursuant to the Company’s medium term note program.

•	The $600 million notes pay 7.768 per cent and mature in 2019.

•	The $1 billion notes pay 4.896 per cent and are due in 2014.

•
The $350 million of new Class 1 Series 1 non-cumulative 5-year rate reset preferred shares have an initial fixed dividend yield of 5.6 per cent.  The 5-year resets are equal to 5-year Government of Canada bonds plus 3.23 per cent or convertible to Class 1 Series 2 floating rate preferred shares, which are entitled to non-cumulative quarterly floating dividends based on 3-month Government of Canada treasury bills plus 3.23 per cent.

•	Several executive appointments were announced in the quarter, including:

•	Michael W. Bell as Senior Executive Vice President and Chief Financial Officer, succeeding Peter H. Rubenovitch, who is retiring from Manulife after 14 years of distinguished service.

•	James R. Boyle as President of John Hancock Financial Services, succeeding John D. DesPrez III, who was recently appointed Chief Operating Officer.

•	Warren A. Thomson as Senior Executive Vice President and Chief Investment Officer, succeeding Donald A. Guloien, who was appointed recently President and Chief Executive Officer.

•	Scott S. Hartz as Executive Vice President, General Account Investments, in a newly created role which oversees Manulife’s worldwide general account investments of over $180 billion.

•
Subsequent to the quarter end, the Company raised $1 billion through the issuance of Innovative Tier 1 Notes.  The notes pay 7.405 per cent per annum until December 30, 2019, with 5 year resets thereafter equal to 5- year Government of Canada bonds plus 5 per cent.  The notes may be redeemed in whole or in part on or after December 31, 2014, with regulatory (OSFI) approval.

Awards & Recognition
Manulife Financial received recognition from several organizations in the quarter, including the following:

•
Manulife Financial was named one of Canada’s ‘50 Most Socially Responsible Corporations’ in the Jantzi-MacLean’s Corporate Social Responsibility Report 2009. The selection is based on a broad range of social, environment and governance indicators.

•
In Hong Kong, Manulife (International) Limited was again recognized for its brand appeal and service excellence. For the third year in a row, Manulife received the Sing Tao Excellent Services Brand Award 2008. Manulife also won The Outstanding Insurance Company in Capital Hong Kong Outstanding Enterprise Awards, honouring a corporation’s outstanding performance and

Manulife Financial Corporation – 2009 Q2 Report

achievements. For the sixth consecutive year, Manulife won the Reader’s Digest Trusted Brands Gold Award for the insurance company category in Hong Kong.

•
Four mutual funds offered by Canada Individual Wealth Management and managed by MFC GIM have been recognized for excellence in the investment industry at the 2009 Canada Lipper Fund Awards. They were all recognized for consistently strong risk-adjusted performance relative to their peers.

•
John Hancock Funds' Creative Services Team won a 2009 “Stevie Award” in the Best Creative Team category at the American Business Awards ceremony held on June 22 in New York City. It was the team's third consecutive win in this category.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
(unaudited)
	Quarterly Results
	2Q09	1Q09	2Q08
Shareholders’ Net Income (Loss) (C$ millions)	1,774	(1,068)	1,008
Net income (loss) available to common shareholders (C$ millions)	1,758	(1,075)	1,000
Diluted Earnings (Loss) per Common Share (C$)	1.09	(0.67)	0.66
Return on Common Shareholders’ Equity (1)(%, annualized)	26.9	(16.2)	17.0
Premiums & Deposits (1) (C$ millions)	19,196	19,301	18,693
Funds under Management (1) (C$ billions)	420.9	405.3	400.3
Capital (1) (C$ billions)	31.1	30.2	28.1

(1) This item is a non-GAAP financial measure.  For a discussion of our use of non-GAAP financial measures, see “Performance and Non-GAAP Measures” below.

Net Income

The Company’s shareholders’ net income for the second quarter was $1,774 million, an increase of $766 million from $1,008 million reported a year ago. The change was primarily driven by the significant increase in global equity markets which resulted in non-cash gains of $2,622 million, of which $2,379 million related to segregated fund guarantees.  Partially offsetting these gains were the impact of lower corporate bond rates and, to a lesser extent, the continued pressure on credit.  The decline in interest rates and other fixed income related items resulted in non cash charges of $1,116 million, primarily as a result of the lower investment returns assumed in the valuation of policy liabilities.  In addition, credit impairments totaled $109 million, other than temporary impairments (“OTTI”) on equity investments were $53 million and actuarial related charges for downgrades amounted to $106 million.  During the quarter the Company increased its tax related provisions on leveraged lease investments by $139 million and reported net charges for changes in actuarial methods and assumptions of $87 million.   Excluding the aforementioned items, earnings for the quarter totaled $776 million compared to $745 million a year ago.

Based upon emerging experience for policyholder behavior, economic, investment, and other important actuarial assumptions, the Company currently expects that the annual review of actuarial methods and assumptions will result in a material charge to income that will likely be recorded in the third quarter.  Although we have not completed our assessment nor have we reached any preliminary conclusions regarding the overall charge to earnings, preliminary information with respect to policyholder behavior assumptions on variable annuity and segregated fund guarantee products would indicate that there is a

Manulife Financial Corporation – 2009 Q2 Report

possibility of a change in assumptions which could result in charges currently expected not to exceed $500 million.  Changes in assumptions for other factors cannot be estimated at this time, however given the current economic conditions, these changes in assumptions may result in an additional charge to earnings.  See “Caution Regarding Forward-Looking Statements” below.

Components of earnings (C$ millions)	2Q09	2Q08	Change
Earnings excluding items below (1)	776	745	31
Equity related gains	2,622	16	2,606
Other investment related gains (losses)	(1,130)	364	(1,494)
Credit, OTTI and downgrades	(268)	(74)	(194)
Tax related provisions on leveraged lease investments	(139)	(32)	(107)
Changes in actuarial methods and assumptions	(87)	(11)	(76)
Shareholders’ Net Income	1,774	1,008	766

(1) This item is a non-GAAP financial measure.  For a discussion of our use of non-GAAP financial measures,  see “Performance and Non-GAAP Measures” below.  See the table above for a reconciliation of this item to Shareholders’ Net Income.

The $31 million increase in earnings excluding the items below was attributable to growth in business, additional income from holding higher segregated fund reserves and a stronger U.S. dollar, partially offset by lower fee income, the absence of realized gains on the Corporate and Other segment’s equity portfolio, as well as adverse lapse experience.

Because a portion of the equity related gains as well as some interest related gains (included in other investment related gains (losses) in the table above) were subject to lower tax rates than were the investment related losses, the Company has a net tax recovery in the quarter.  The effective tax rate on core earnings in the quarter was similar to that in the prior year.

Major equity markets around the world strengthened during the quarter by 15 per cent or more, resulting in non-cash equity related gains of $2,622 million, of which $2,379 million related to segregated fund guarantees, $135 million related to equity investments supporting non-experience adjusted policy liabilities and $108 million is attributable to higher capitalized future fee income on variable universal life products as well as on other fee income.

The bulk of the $1,130 million of other investment related losses is related to the change in interest rates during the quarter.  This non-cash charge arose primarily as a result of the net lower interest rates assumed in the valuation of policy liabilities.      The actuarial valuation methodology incorporates market based interest rates on the reinvestment of net projected cash flows.  These cash flows include the projected cash flows of current investment and derivative holdings combined with projected policyholder cash flows, such as premiums and claims.  Derivative holdings reduce a portion of an open interest rate position associated with the net future cash flows but do not reduce the risk of changes to credit spreads.  The projected cash flows are impacted by both current market bond rates and spreads between swap and bond rates. Decreases in market bond rates and in spreads between swap and bond rates both resulted in an increase in policy liabilities and therefore a charge to earnings this quarter.  During the quarter, long-maturity corporate bond rates declined by approximately 80 basis points in both Canada and the U.S. and the spreads between forward starting swaps and corporate rates declined by approximately 160 basis points in the U.S.  These movements and other fixed income related items partially offset by interest related gains that were fair valued and incurred in favourable tax jurisdictions resulted in net non-cash charges in the quarter of $1,116 million.

Credit impairments of $109 million (2008 - $24 million) and other than temporary impairments (“OTTI”) on equity positions in the Corporate and Other Segment of $53 million (2008 - $12 million) were recognized in the quarter.  In addition actuarial liabilities were strengthened for credit related downgrades resulting in a charge to earnings of $106 million ($2008 - $38 million).

Manulife Financial Corporation – 2009 Q2 Report

During the quarter the Company increased its tax related provisions on leveraged lease investments by $139 million (2008 - $ 32 million) and reported charges for changes in actuarial methods and assumptions of $87 million (2008 - $ 11 million).  The changes in actuarial methods and assumptions included a post tax charge in earnings of $181 million from updated policyholder behavior assumptions related to partial withdrawals in the Japan variable annuity business partially offset by a number of smaller items.

Year-to-date shareholders’ net income was $706 million compared to $1,877 million in 2008.

Manulife Financial Corporation – 2009 Q2 Report

Normalized Earnings
The information in this section is forward-looking information and should be read in conjunction with the section below entitled “Caution Regarding Forward-Looking Statements”.  Given the current economic conditions including the volatility of equity markets, interest rates and other factors such as those disclosed in the Component of Earnings table above, we are providing forward-looking information on what we refer to as “normalized earnings”, which is a non-GAAP measure.  This discussion of normalized earnings should not be considered earnings guidance, particularly as it is not possible to predict near term market conditions.   Estimated normalized earnings are based on assumptions that include our book of business, an equity market growth of two per cent per quarter for the major North American markets, foreign currency rates that are consistent with levels as at June 30, 2009, and other investment returns and policyholder experience consistent with our current best estimate actuarial assumptions.  It would exclude gains, losses and other items such as those disclosed in the table referred to above, which are: Equity related gains; Other investment related gains (losses); Credit, OTTI and downgrades; Tax related provisions on leverage lease investments; and Changes in actuarial methods and assumption; the net effect of which are unable to reliably estimate.  We estimate normalized earnings to be between $750 million and $850 million per quarter for the remainder of 2009 and 2010.  Estimated normalized earnings would imply a return on equity of approximately 12 per cent.  Normalized earnings and actual reported quarterly results will differ from estimated normalized earnings for any change in the factors outlined above which were included and excluded in estimated normalized earnings.  See also “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports for other factors that could impact normalized earnings and actual reported results.

Diluted Earnings per Share and Return on Common Shareholders’ Equity

Second quarter diluted earnings per common share was $1.09 ($0.66 in 2008) and return on common shareholders’ equity was 26.9 per cent for the three months ended June 30, 2009 (17.0 per cent for the three months ended June 30, 2008). Return on common shareholders’ equity, a non-GAAP financial measure, is calculated excluding Accumulated Other Comprehensive Income (Loss) on available-for-sale securities and cash flow hedges. See “Performance and Non-GAAP Measures” below.

Premiums and Deposits
Premiums and deposits amounted to $19.2 billion in the second quarter of 2009, compared to $18.7 billion for the same period last year.  At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported on the income statement.  As the agreement provides that the Company retain certain upside benefits and certain risks, we continue to include the associated direct premiums as part of the premiums and deposits metric.

Premiums related to the insurance businesses were $5.2 billion and, driven by growth in the in-force business, increased eight per cent in the U.S., five per cent in Canada and 13 per cent in Asia and Japan.  Annuity and pension premiums were $2.1 billion, an increase of 41 per cent over the prior year, fuelled by sales demand for fixed return wealth products.

Deposits were $11.9 billion in the quarter, a decline of $0.8 billion from the prior year.  The decline consists of a $1.4 billion decrease in variable annuity and segregated fund guarantee sales resulting from:  changes to product offerings and economic conditions (sales were $3.5 billion in the second quarter of 2009 and $4.9 billion in the second quarter of 2008); and a $0.5 billion decrease in mutual fund deposits; partially offset by an increase in Institutional Advisory Account deposits and a stronger U.S. dollar.

Manulife Financial Corporation – 2009 Q2 Report

Funds under Management
Total funds under management as at June 30, 2009 were $420.9 billion, up from $400.3 billion at June 30 last year.  Increases of $41.2 billion due to currency and $19.5 billion from positive policyholder cash flows were partially offset by the market value declines.

Capital

Total capital was $31.1 billion as at June 30, 2009, $3.0 billion higher than $28.1 billion as at June 30, 2008.  Capital increased by $2,275 million from the issuance of common shares in the fourth quarter of 2008, $800 million from the issuance of preference shares in the first half of 2009 and $2,519 million from a weakening Canadian dollar.  These increases were partially offset by the cumulative effect over the last twelve months of $649 million of net losses, $309 million of net unrealized losses on available-for-sale assets and $1,583 million of shareholder dividends paid in cash, as well as share buybacks in the third quarter of last year of $110 million.

Regulatory capital adequacy is primarily managed at the insurance operating company level (The Manufacturers Life Insurance Company (“MLI”) and John Hancock Life Insurance Company (“JHLICO”)).  MLI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 242 per cent as at June 30, 2009 has increased by 42 points from 200 per cent as at June 30, 2008.   The increase in the ratio resulting from capital injections from MFC’s capital raising activities more than offset the impact of segregated fund guarantees on both earnings and capital.

PERFORMANCE BY DIVISION

U.S. Insurance

	Quarterly Results
Canadian dollars	2Q09	1Q09	2Q08
Shareholders’ Net Income (Loss) (millions)	(631)	(92)	223
Premiums & Deposits (millions)	1,962	1,893	1,647
Funds under Management (billions)	67.7	71.0	58.5

	Quarterly Results
U.S. dollars	2Q09	1Q09	2Q08
Shareholders’ Net Income (Loss) (millions)	(541)	(74)	221
Premiums & Deposits (millions)	1,682	1,520	1,630
Funds under Management (billions)	58.2	56.3	57.4

U.S. Insurance recorded a loss of US$541 million for the second quarter of 2009, compared with earnings of US$221 million reported a year earlier.  The decrease was due to investment related losses and to a much lesser extent adverse claims and lapse experience.  These factors were only partially offset by the favourable impact of the increase in equity markets on variable universal life capitalized fees  and  reduced new business strain, mostly as a result of product changes.  On a Canadian dollar basis, the loss for the second quarter was $631 million, compared to earnings of $223 million reported a year earlier. The year-to-date loss was US$615 million compared to earnings of US$429 million in 2008.

Premiums and deposits for the quarter were US$1.7 billion, up three per cent from US$1.6 billion for the second quarter of 2008 due to in-force premium growth in John Hancock Long-Term Care and higher premiums in universal life dampened by lower variable life deposits.

Manulife Financial Corporation – 2009 Q2 Report

Funds under management were US$58.2 billion, up one per cent from June 30, 2008 as business growth was partially offset by a decrease in the market value of the variable life segregated funds.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	2Q09	1Q09	2Q08
Shareholders’ Net Income (Loss) (millions)	1,551	(629)	271
Premiums & Deposits (millions)	7,956	8,660	8,648
Funds under Management (billions)	170.6	164.1	172.7

	Quarterly Results
U.S. dollars	2Q09	1Q09	2Q08
Shareholders’ Net Income (Loss) (millions)	1,329	(505)	268
Premiums & Deposits (millions)	6,817	6,952	8,561
Funds under Management (billions)	146.7	130.2	169.5

U.S. Wealth Management’s earnings for the second quarter of 2009 were US$1,329 million, compared with earnings of US$268 million reported a year earlier.  Earnings increased significantly due to improved market performance on segregated fund guarantee reserves partially offset by unfavourable investment results and reduced fee income on lower funds under management. On a Canadian dollar basis, earnings for the second quarter were $1,551 million, up $1,280 million from $271 million reported a year earlier. Year-to-date earnings were US$824 million compared to US$416 million in 2008.

Premiums and deposits for the quarter were US$6.8 billion, down 20 per cent from US$8.6 billion for the second quarter of 2008.  The decline was due to the impact of the equity market and economic downturn on sales in John Hancock Wealth Asset Management and John Hancock Variable Annuities.  These declines were partially offset by an increase in John Hancock Fixed Products sales.

Funds under management were US$146.7 billion, down 13 per cent from June 30, 2008, as a result of the prior twelve month cumulative effect of unfavourable equity markets and US$4.1 billion of scheduled maturities in Fixed Products. These declines were partially offset by net policyholder cash inflows of US$6.7 billion in Variable Annuities and Wealth Asset Management.

Canadian Division

	Quarterly Results
Canadian dollars	2Q09	1Q09	2Q08
Shareholders’ Net Income (Loss) (millions)	336	(88)	302
Premiums & Deposits (millions)	4,316	4,430	4,090
Funds under Management (billions)	91.2	83.8	87.6

Canadian Division’s shareholders’ net income for the second quarter of 2009 was $336 million, up $34 million from $302 million reported a year ago. The increase driven by good operational results with strong claims experience, focused expense management and business growth, and to a modest extent was partially offset by adverse lapse experience.  The increase due to improved market performance on segregated fund guarantee reserves was offset by net investment related losses in the quarter and lower allocated interest on surplus.  Because a portion of the investment related gains were subject to lower tax rates than were the investment related losses, the division has a net tax recovery in the quarter.  Year-to-date shareholders’ net income was $248 million compared to $556 million in 2008.

Manulife Financial Corporation – 2009 Q2 Report

Premiums and deposits for the quarter were $4.3 billion, up six per cent from $4.1 billion for the second quarter of 2008. These results reflect strong increases in fixed rate wealth management products as consumers continued to seek the safety of fixed returns in light of continuing market volatility, and growth in the Group Benefits business. Overall growth was tempered by a nine per cent decline in variable product deposits.

Funds under management grew by four per cent, or $3.6 billion, to $91.2 billion as at June 30, 2009.  Strong growth in lending volumes drove a 38 per cent rise in Manulife Bank’s invested assets, which together with positive net sales of wealth management and insurance products, more than offset the impact of equity market deterioration as compared to a year ago.

Asia and Japan Division

	Quarterly Results
Canadian dollars	2Q09	1Q09	2Q08
Shareholders’ Net Income (millions)	885	146	215
Premiums & Deposits (millions)	2,477	2,846	2,590
Funds under Management (billions)	56.5	53.6	43.7

	Quarterly Results
U.S. dollars	2Q09	1Q09	2Q08
Shareholders’ Net Income (millions)	758	118	212
Premiums & Deposits (millions)	2,122	2,286	2,565
Funds under Management (billions)	48.6	42.5	42.9

Asia and Japan Division’s shareholders’ net income for the second quarter of 2009 was US$758 million, up US$546 million from US$212 million a year earlier.   Gains recorded on the variable annuity business in Japan as a result of the improved equity market performance were partially offset by pooled investment losses and lower fee income on lower assets under management in the pension and wealth management businesses in Hong Kong. On a Canadian dollar basis, net income was $885 million, up $670 million from a year ago.  Because a portion of the investment related gains were subject to lower tax rates than were investment related losses, the division has a net tax recovery in the quarter. Year-to-date shareholders’ net income was US$876 million compared to US$398 million in 2008.

Premiums and deposits for the quarter were US$2.1 billion, down 17 per cent from US$2.6 billion for the second quarter of 2008. The 13 per cent growth in insurance premiums from in-force business growth and new product launches and additional mutual fund sales from the asset management company in Taiwan acquired at the end of 2008 were more than offset by the lower variable annuity sales in Japan due to volatile equity markets and product changes.

Funds under management were US$48.6 billion, up 13 per cent from June 30, 2008.  Growth was driven by net policyholder cash inflows of US$4.3 billion partly offset by the negative impact of declining equity markets in the past twelve months.

Manulife Financial Corporation – 2009 Q2 Report

Reinsurance Division

	Quarterly Results
Canadian dollars	2Q09	1Q09	2Q08
Shareholders’ Net Income (millions)	45	59	46
Premiums (millions)	292	285	287

	Quarterly Results
U.S. dollars	2Q09	1Q09	2Q08
Shareholders’ Net Income (millions)	38	48	45
Premiums (millions)	250	229	284

Reinsurance Division’s net income for the second quarter of 2009 was US$38 million, down US$7 million from US$45 million reported a year earlier.  Unfavourable investment results were partially offset by more favourable claims experience in the Life Reinsurance business and by the favourable impact of the increase in the U.S. equity markets on the change in segregated fund guarantee liabilities.  On a Canadian dollar basis, earnings for the second quarter were $45 million, down $1 million from $46 million reported a year earlier. Year-to-date earnings were US$86 million, compared to US$118 million in 2008.

Premiums for the quarter were US$250 million, down US$34 million or 12 per cent from US$284 million for the second quarter of 2008.  Life Reinsurance premiums declined as a result of higher experience refunds and International Group Program premiums declined as a result of the weakened Euro against the U.S. dollar.  On a Canadian dollar basis, premiums for the quarter were $292 million, up 2 per cent from $287 million reported in the second quarter of 2008.

Corporate and Other

	Quarterly Results
Canadian dollars	2Q09	1Q09	2Q08
Shareholders’ Net Loss (millions)	(412)	(464)	(49)
Funds under Management (billions)	32.2	30.1	35.3

Corporate and Other is comprised of the earnings on excess residual capital (assets backing capital, net of amount allocated to operating divisions), changes in actuarial methods and assumptions, Investment Division’s external asset management business and the John Hancock Accident and Health operation, which consists primarily of contracts in dispute, and other non-operating items.

Corporate and Other recorded a loss of $412 million for the second quarter of 2009, compared to a loss of $49 million a year earlier.  Included in these results are tax related provisions on leveraged lease investments of $139 million (2008 - $ 32 million) and reported charges for changes in actuarial methods and assumptions of $87 million (2008 - $ 11 million).  The remaining variance of $180 million includes other than temporary impairments (OTTI) of $53 million on our available-for-sale equity portfolio compared to  net realized gains in 2008 of $58 million (realized gains of $70 million, offset by impairments of $12 million) as well as credit losses of $82 million (2008 - $1 million).  The year-to-date loss is $876 million compared to a loss of $51 million in 2008.

Funds under management were $32.2 billion, down nine per cent or $3.1 billion from June 30, 2008.  This decrease is primarily due to higher assets allocated to the operating divisions and market value declines in the equity and bond portfolios, partially offset by the strengthening U.S. dollar as well as funds received from debt and share capital issuance in the past twelve months.

Manulife Financial Corporation – 2009 Q2 Report

Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include:  Earnings excluding items below (referred to above in the Components of Earnings table under “Financial Highlights – Net Income”); Normalized Earnings, Return on common shareholders’ Equity; Premiums and Deposits;  Funds under Management; and Capital. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore they should not be considered in isolation or as a substitute for an other financial information prepared in accordance with GAAP

The Company has calculated Earnings before the items below (as referred to above) in accordance with the methods outlined under “Financial Highlights – Net Income” above and believes that this measure is useful to investors to enable them to perform meaningful comparisons between periods.

The Company has estimated Normalized Earnings, which constitutes forward-looking information, in accordance with the methods outlined under “Financial Highlights – Normalized Earnings” above.   The Company believes this measure is useful to investors given the current economic conditions including the volatility of equity markets, interest rates and other factors.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) on available-for-sale securities and cash flow hedges.

Premiums and deposits is a measure of the top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Statement of Operations, (ii) segregated fund deposits, excluding seed money, (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts and (v) premium equivalents for administration only group benefit contracts and (vi) premiums in the Canadian Group Benefit reinsurance ceded agreement, and (vii) other deposits in other managed funds.

Funds under Management are a measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

The definition we use for the capital serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of:  Total equity excluding Accumulated other Comprehensive Income on available for sale securities; Non-controlling interest in subsidiaries; and Liabilities for preferred shares and capital instruments excluding $550 million of subordinated debentures issued to Manulife Finance (Delaware) LLC.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 22 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$420.9 billion (US$362.0 billion) as at June 30, 2009. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Manulife Financial Corporation – 2009 Q2 Report

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:
Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 2:00 p.m. ET on August 6, 2009.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on August 6, 2009 until August 20, 2009 by calling (416) 695-5800 or (800) 408-3053 (passcode 3274827#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on August  6, 2009.  You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:00 p.m. ET on the website at the same URL as above.

The Second Quarter 2009 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/quarterlyreports.  Each of these documents may be downloaded before the webcast begins.

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements with respect of our estimated quarterly normalized earnings and the potential impact on net income of our annual review of actuarial assumptions referred to above under “Financial Highlights – Net Income”.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations, currency rates, investment losses and defaults, movements in credit spreads, market liquidity and creditworthiness of guarantors and counterparties); Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; changes in laws and regulations; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of estimates used in applying accounting policies and actuarial methods used by the Company; the ability to maintain the Company’s reputation; the ability to implement effective hedging strategies; legal and regulatory proceedings; level of competition and consolidation; the ability to adapt products and services to the changing market; the ability to attract and retain key executives; acquisitions and the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans and changes to strategic plans; the disruption of or changes to key elements of the Company’s or public infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and

Manulife Financial Corporation – 2009 Q2 Report

Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

Media inquiries: David Paterson 415-852-8899 david_paterson@manulife.com Laurie Lupton (416) 852-7792 Laurie_Lupton@manulife.com	Investor Relations: Amir Gorgi 1-800-795-9767 investor_relations@manulife.com

Manulife Financial Corporation – 2009 Q2 Report

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	June 30
	2009	2008	% Change

Net income	$1,784	$998	79
Net income (loss) attributed to participating policyholders	10	(10)	-
Net income attributed to shareholders	$1,774	$1,008	76
Preferred share dividends	(16)	(8)	100
Net income available to common shareholders	$1,758	$1,000	76

Premiums and deposits:
Life and health insurance premiums [1]	$3,591	$3,865	(7)
Annuity and pension premiums	2,129	1,507	41
Segregated fund deposits	7,391	8,472	(13)
Mutual fund deposits	2,141	2,664	(20)
Institutional advisory account deposits	2,190	1,431	53
ASO premium equivalents	662	621	7
Group Benefits ceded [1]	932	-	-
Other fund deposits	160	133	20
Total premiums and deposits	$19,196	$18,693	3

Funds under management:
General fund	$188,332	$164,445	15
Segregated funds	177,511	175,746	1
Institutional advisory accounts	21,956	21,288	3
Mutual funds	26,435	32,094	(18)
Other funds	6,621	6,725	(2)
Total funds under management	$420,855	$400,298	5

Capital
Liabilities for preferred shares and qualifying capital instruments	$3,084	$3,024	2
Non-controlling interest in subsidiaries	209	167	25
Equity
Participating policyholders' equity	69	64	8
Shareholders' equity
Preferred shares	1,419	638	122
Common shares	16,250	13,958	16
Contributed surplus	169	152	11
Retained earnings [2]	12,693	15,083	(16)
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(2,815)	(5,025)	(44)
Total capital	$31,078	$28,061	11

Selected key performance measures:
Basic earnings per common share	$1.09	$0.67
Diluted earnings per common share	$1.09	$0.66
Return on common shareholders' equity (annualized) [3]	26.9%	17.0%
Book value per common share	$16.23	$16.14
Common shares outstanding (in millions)
End of period	1,614	1,495
Weighted average - basic	1,611	1,497
Weighted average - diluted	1,616	1,508

[1] At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as "Group Benefits ceded".

[2] Opening retained earnings at January 1, 2008 have been reduced by $229 million relating to an understatement of policy liabilities and an understatement of future income tax liabilities relating primarily to periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.

[3] Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share information, unaudited)	For the three months ended
	June 30
	2009	2008
Revenue
Premium income [1]	$5,720	$5,372
Investment income
Investment income	2,061	2,230
Realized/ unrealized gain (losses) on assets supporting policy liabilities and consumer notes	2,145	(1,462)
Other revenue	1,459	1,418
Total revenue	$11,385	$7,558
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims [1]	$1,139	$1,606
Maturity and surrender benefits	1,921	1,903
Annuity payments	798	723
Policyholder dividends and experience rating refunds	330	353
Net transfers to segregated funds	705	443
Change in actuarial liabilities [2]	2,016	(1,368)
General expenses	921	876
Investment expenses	237	233
Commissions	1,016	1,100
Interest expense	543	273
Premium taxes	62	66
Non-controlling interest in subsidiaries	2	5
Total policy benefits and expenses	$9,690	$6,213
Income before income taxes	$1,695	$1,345
Income tax recovery (expense)	89	(347)
Net income	$1,784	$998
Net income (loss) attributed to participating policyholders	10	(10)
Net income attributed to shareholders	$1,774	$1,008
Preferred share dividends	(16)	(8)
Net income available to common shareholders	$1,758	$1,000

Basic earnings per common share	$1.09	$0.67
Diluted earnings per common share	$1.09	$0.66

[1] At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business.

[2] Includes impact of scheduled maturities in John Hancock Fixed Products institutional annuity contracts of $0.7 billion in Q2 2009 and $0.5 billion in Q2 2008.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at June 30
Assets	2009	1	2008	1
Invested assets
Cash and short-term securities	$17,110		$12,196
Securities
Bonds	83,725		72,195
Stocks	9,688		11,175
Loans
Mortgages	31,379		27,637
Private placements	24,701		22,670
Policy loans	7,090		6,133
Bank loans	2,458		2,257
Real estate	6,228		5,278
Other investments	5,953		4,904
Total invested assets	$188,332		$164,445
Other assets
Accrued investment income	$1,667		$1,420
Outstanding premiums	771		691
Goodwill	7,608		6,882
Intangible assets	2,015		1,821
Derivatives	3,713		2,227
Miscellaneous	3,662		2,585
Total other assets	$19,436		$15,626
Total assets	$207,768		$180,071
Segregated funds net assets	$178,161		$176,395

Liabilities and equity
Policy liabilities	$143,848		$125,570
Deferred realized net gains	113		106
Bank deposits	14,483		10,704
Consumer notes	1,486		1,894
Long-term debt	4,296		2,775
Future income tax liability	1,552		2,595
Derivatives	3,319		2,053
Other liabilities	7,142		6,364
	$176,239		$152,061

Liabilities for preferred shares and capital instruments	3,634		3,024
Non-controlling interest in subsidiaries	209		167

Equity
Participating policyholders' equity	69		64
Shareholders' equity
Preferred shares	1,419		638
Common shares	16,250		13,958
Contributed surplus	169		152
Retained earnings	12,693		15,083
Accumulated other comprehensive loss	(2,914)		(5,076)
Total equity	$27,686		$24,819
Total liabilities and equity	$207,768		$180,071
Segregated funds net liabilities	$178,161		$176,395
[1] Opening retained earnings at January 1, 2008 have been reduced by $229 million relating to an understatement of policy liabilities and an understatement of future income tax liabilities relating primarily to periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended June 30, 2009
	U.S.	U.S.	Canadian	Asia and		Reinsurance	Corporate
	Insurance	Wealth		Japan			and
Premiums and deposits		Management					Other	Total
General fund premiums [1]	$1,674	$1,660	$1,078	$1,016		$292	$-	$5,720
Segregated fund deposits	288	4,482	1,536	1,082		-	3	7,391
Mutual fund deposits	-	1,654	108	379		-	-	2,141
Institutional advisory account deposits	-	-	-	-		-	2,190	2,190
ASO premium equivalents	-	-	662	-		-	-	662
Group Benefits ceded [1]	-	-	932	-		-	-	932
Other fund deposits	-	160	-	-		-	-	160
Total	$1,962	$7,956	$4,316	$2,477		$292	$2,193	$19,196

Net income (loss)	$(631)	$1,551	$336	$895		$45	$(412)	$1,784

Funds under management	As at June 30, 2009
General fund	$57,408	$38,488	$56,834	$25,336		$2,704	$7,562	$188,332
Segregated funds	10,244	106,547	31,860	26,199		-	2,661	177,511
Institutional advisory accounts	-	-	-	-		-	21,956	21,956
Mutual funds	-	22,236	2,540	1,659		-	-	26,435
Other funds	-	3,285	-	3,336		-	-	6,621
Total	$67,652	$170,556	$91,234	$56,530	$	$2,704	$32,179	$420,855

	For the quarter ended June 30, 2008
	U.S.	U.S.	Canadian	Asia and		Reinsurance	Corporate
	Insurance	Wealth		Japan			and
Premiums and deposits		Management					Other	Total
General fund premiums	$1,339	$1,315	$1,668	$763		$287	$-	$5,372
Segregated fund deposits	308	4,799	1,644	1,721		-	-	8,472
Mutual fund deposits	-	2,401	157	106		-	-	2,664
Institutional advisory account deposits	-	-	-	-		-	1,431	1,431
ASO premium equivalents	-	-	621	-		-	-	621
Other fund deposits	-	133	-	-		-	-	133
Total	$1,647	$8,648	$4,090	$2,590		$287	$1,431	$18,693

Net income (loss)	$223	$271	$297	$210		$46	$(49)	$998

Funds under management	As at June 30, 2008
General fund	$47,611	$34,404	$51,898	$16,656		$2,532	$11,344	$164,445
Segregated funds	10,869	107,438	32,524	22,294		-	2,621	175,746
Institutional advisory accounts	-	-	-	-		-	21,288	21,288
Mutual funds	-	27,198	3,219	1,677		-	-	32,094
Other funds	-	3,642	-	3,083		-	-	6,725
Total	$58,480	$172,682	$87,641	$43,710		$2,532	$35,253	$400,298

[1] At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as "Group Benefits ceded".

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.